SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03025881



SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 183 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-8598

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belo Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belo Corp.
P.O. Box 655237
Dallas, Texas 75265-5237

Financial Statements and Supplemental Schedule

Belo Savings Plan

As of December 31, 2002 and 2001, and for the Year ended December 31, 2002

Belo Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001,
and for the Year ended December 31, 2002

Contents



■ **Ernst & Young LLP**
Suite 1500
2121 San Jacinto Street
Dallas, Texas 75201

■ Phone: (214) 969-8000
Fax: (214) 969-8587
Telex: 6710375
www.ey.com

Report of Independent Auditors

The Benefits Administrative Committee
Belo Corp.

We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 9, 2003

Belo Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Plan's interest in Belo Corp. Defined Contribution Trust	**$ 288,879,742**	$ 306,597,354
Participant notes receivable	**12,430,724**	11,575,678
Receivables:		
Employee contributions	**1,649**	444,031
Employer contributions	**–**	252,272
Other receivables	**17,045**	457
	18,694	696,760
Total assets	**301,329,160**	318,869,792
Liabilities		
Employer contributions payable	**3,035**	–
Net assets available for benefits	**$ 301,326,125**	$ 318,869,792

See accompanying notes.

Belo Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Plan's interest in net investment loss from Belo Corp. Defined Contribution Trust	$ (29,105,745)
Contributions:	
Employee	21,845,457
Employer – cash	4,908,226
Employer – noncash	7,907,545
Rollover	771,375
	35,432,603
Transfers into the Plan	634,322
Net additions	6,961,180
Deductions	
Distributions	24,425,325
Administrative expenses	79,522
	24,504,847
Net decrease	(17,543,667)
Net assets available for benefits at beginning of year	318,869,792
Net assets available for benefits at end of year	$ 301,326,125

See accompanying notes.

Belo Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document, who have attained age 21. Certain collective bargaining agreements and personal service contracts may exclude some employees' participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant's compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan's 19 investment funds. Participant contributions are allocated to the participants' Deferral Contribution Accounts. Prior to July 1, 2002, the maximum pretax contribution an employee could make was 15% of his or her annual compensation. Effective July 1, 2002, the maximum pretax contribution an employee can make increased from 15% to 100% of his or her annual eligible compensation (less required withholdings and deductions) up to statutory limits. Also, effective July 1, 2002, participants may elect to direct contributions into a self-directed brokerage fund.

For participants hired before July 1, 2000, who elected to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (the Pension Plan), the Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. For participants hired before July 1, 2000, who elected to discontinue the accrual of benefits under the Pension Plan or those participants hired after June 30, 2000, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants' Matching Contribution Accounts. Prior to May 7, 2002, employer matching

1. Description of the Plan (continued)

contributions up to 55% of a participant's deferral contributions not in excess of 6% of compensation were invested in shares of Belo Common Stock, provided, however, that a participant who had attained age 55 could direct all or any portion of his or her matching contribution account balance and matching contributions received after his or her 55th birthday in the other 18 investment funds. The Employer matching contributions in excess of 55% of a participant's deferral contributions were invested in accordance with the participant's directions in the other 18 investment funds.

Effective May 7, 2002, the Employer's matching contributions may be made in cash and/or in shares of Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of matching contributions made in Series A Common Stock into any other investment fund established under the Plan. Also, all participants with Series B Common Stock allocated to their accounts will have the right at any time to convert shares of Series B Common Stock into shares of Series A Common Stock. The Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan.

The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2002. Full-time participants will not be eligible for any Employer matching contributions or profit sharing contributions until they have attained the age of 21 and have completed a year of service. Part-time participants must also have worked a minimum of 1,000 hours.

Prior to May 7, 2002, Belo Series A Common Stock Fund included nonparticipant-directed funds for Employer matching contributions made prior to March 1, 1996, and participant-directed funds (employee contributions). Prior to May 7, 2002, Belo Series B Common Stock included only Employer matching contributions made beginning March 1, 1996, and, as a result, amounts were nonparticipant-directed. As of December 31, 2001, $11,487,210 and $30,807,300 of Belo Series A Common Stock and Belo Series B Common Stock, respectively, were nonparticipant-directed. Effective May 7, 2002, all funds became participant-directed.

The Employer will also contribute as a profit sharing contribution for each payroll period an amount equal to 2% of the eligible compensation paid on and after July 1, 2000, to each participant who is eligible to receive the 75% matching contribution. The Employer may make an additional discretionary profit sharing contribution to the Plan for any

1. Description of the Plan (continued)

payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit sharing contribution made during 2002. The profit sharing contributions are allocated to the participants' Profit Sharing Accounts. Total profit sharing contributions made during 2002 approximated $3.6 million.

Effective September 1, 2002, participants who have attained age 50 were able to make catch-up deferral contributions, subject to the statutory limits.

Vesting

Except as provided in the Plan document, each participant who was an employee on June 30, 2000, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, is 100% vested in his or her Deferral Contribution Account and Transfer Account, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit Sharing Account after three years of service, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit Sharing Accounts.

Distributions

As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant's vested account is available upon the participant's retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Loans

Participants are able to borrow against their employee contributions. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant's account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years.

1. Description of the Plan (continued)

Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant's current investment selection.

Administration

The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.

Plan Termination

While the Employer has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA, by action of the Board of Directors of the Employer. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Company maintains the Plan's assets and the assets of the Journal-Guild 401(k) Plan in the Belo Corp. Defined Contribution Trust (Master Trust), with Fidelity Management Trust Company (Fidelity) and Wells Fargo Bank Texas, N.A. (Wells Fargo) (collectively, the Trustees). The Plan and the Journal-Guild 401(k) Plan have an undivided interest in the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.

Investments included in the Master Trust are valued at fair value or net asset value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Company's Series A and Series B Common Stock are valued at the quoted market price for Series A Shares. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Expenses

All expenses incident to the administration of the Plan are charged to the participants' accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 2002.

3. Interest in Master Trust

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 92.2% and 91.0%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.

3. Interest in Master Trust (continued)

Investments held in the Master Trust as of December 31, 2002, are as follows:

Belo Series A Common Stock	$ 52,744,987
Belo Series B Common Stock	13,933,356
Registered investment companies	196,871,019
Interest-bearing cash	43,211,628
Common/collective trusts	6,271,778
Common stock	196,724
Preferred stock	45,850
Total	$ 313,275,342

Investments held in the Master Trust as of December 31, 2001, are as follows:

Belo Series A Common Stock	$ 26,807,016
Belo Series B Common Stock	30,807,300
Registered investment companies	232,539,885
Interest-bearing cash	40,645,444
Common/collective trusts	6,132,854
Total	$ 336,932,499

Investment income (loss) in the Master Trust for the year ended December 31, 2002, is as follows:

Net appreciation (depreciation) in fair value of investments:	
Belo Series A Common Stock	$ 1,571,979
Belo Series B Common Stock	5,849,691
Registered investment companies	(46,341,281)
Common and preferred stock	(1,251)
Interest and dividend income	5,684,119
Net investment loss	$ (33,236,743)

4. Income Tax Status

The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

Belo Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0135890
Plan #: 002

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participants	Loans with interest rates ranging from 4.75% to 11.54%	$ –	$12,430,724

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN

Date: June 26, 2003

Brenda Maddox
Vice President/Treasurer

EXHIBIT INDEX

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No: 33-30994) pertaining to the Belo Savings Plan of our report dated June 9, 2003, with respect to the financial statements and schedule of the Belo Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

Ernst + Young LLP

Dallas, Texas
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Belo Savings Plan (the Plan) on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the Report) the undersigned officers of Belo Corp. certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

By: Marian Spitzberg
Name: Marian Spitzberg
Title: Senior Vice President/Human Resources of Belo Corp. and
Chairman of Benefits Administrative Committee
Date: June 26, 2003

By: Brenda C. Maddox
Name: Brenda C. Maddox
Title: Vice President/Treasurer of Belo Corp. and member of
Benefits Administrative Committee
Date: June 26, 2003